Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

LMS Medical Systems Inc.

5252, de Maisonneuve O.

Bureau 314

Montréal, Québec, H4A 3S5

Item 2 - Date of Material Change

June 4, 2008

Item 3 - News Release

A press release with respect to the material change described herein was issued and filed on SEDAR on June 4, 2008.

Item 4 - Summary of Material Change

On June 4, 2008, LMS Medical Systems Inc. (TSX:LMZ), a healthcare technology company and developer of the CALM® clinical information system and risk management software for obstetrics, announced its intention to file a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the section 12(g) of the United States Securities Exchange Act of 1934, as amended.

Item 5 - Full Description of Material Change

On June 4, 2008, LMS Medical Systems Inc. (“LMS” or the “Company”) announced its intention to file a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the section 12(g) of the United States Securities Exchange Act of 1934, as amended (the” Exchange Act”). LMS expects the termination to take effect no later than ninety days after its filing with the SEC. As a result of filing, the Company will immediately cease to file certain reports under section 13(a) of the Exchange Act, including annual reports on Form 20F and reports on Form 6K, with the SEC.

This action was the result of administrative burden and costs associated with being a U.S. reporting company, which have increased significantly in the past years. Overall, LMS believes these burdens and costs outweigh any benefits derived from the Company’s foreign issuer status with the SEC.

As a TSX-listed reporting issuer, LMS will continue to meet its Canadian continuous disclosure obligations by filing with the Canadian securities commissions. LMS shares continue to trade on the TSX under the symbol LMZ. The Company’s filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information contact Yves Grou, Chief Financial Officer of LMS Medical Systems Inc. at the above-mentioned address or by telephone at (514) 488-3461 Ext. 238.

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 4th day of June, 2008.

LMS MEDICAL SYSTEMS INC.
By:	/s/ Yves Grou
Yves Grou Chief Financial Officer